Exhibit 4.9

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CHECK-CAP LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

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1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Check-Cap Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.
“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.
“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“CEO” means the Chief Executive Officer of the Company

2.5.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.6.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.7.	“Director” means any member of the Board of Directors of the Company.

2.8.	“Executive” means any Office Holder who does not serve solely as a director.

2.9.	“External Director” means as set forth in the Companies Law.

2.10.	“Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.11.
“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.12.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.13.
Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law.  The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.14.
Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder.  The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law.  No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.15.
To the extent that an Office Holder’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally.  To the extent that an Office Holder’s engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.16.
This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.17.
To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.
To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.
Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.
The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have appropriate qualifications is one of the key elements to the Company.  The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparable companies.  In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.2.
Promoting the Company’s objectives, its business plan and its long-term strategy.  The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.
Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy.  In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation.  On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management.  In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case.  Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.1.4.
The size of the Company and the nature of its operations.  The Company is a clinical stage medical diagnostics company engaged in the development of an ingestible imaging capsule that utilizes low-dose X-rays for the screening for colorectal cancer.  In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.1.5.
The Terms of Office and Engagement of an Office Holder should generally be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Office Holders.

4.2.
The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law.  In each instance, the appropriate components should be considered, and not necessarily all of the above mentioned components need be included.

5.
Specific Considerations in the determination of Terms of Office and Engagement With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.5.	The obligations, responsibilities, roles and objectives imposed on such Office Holder under Applicable Law;

5.6.	The need to retain Office Holders who have relevant skills, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.
The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance.  Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.
The ratio between the cost of the Terms of Office and Engagement of the Office Holder and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

5.14.
If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.
If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is or will be, in the relatively near future, operating in various jurisdictions, each of which may differ significantly in the norms of its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components.  In each instance, consideration shall be given as to which components are appropriate and their respective weight.  Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

The ratio between the cost of the Terms of Office and Engagement of an Executive to the median and average cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for such purpose, those engaged through manpower companies), shall not exceed the ratios detailed in the following table:

Rank	Ratio between Cost of Terms of Office and Engagement of an Executive to the Median Cost of Salary	Ratio between Cost of Terms of Office and Engagement of an Executive to the Average Cost of Salary
CEO	25	25
Executive Other than CEO	20	20

         6.1.             Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.
The base salary of an Executive shall be determined during the course of negotiations for his employment in the Company, conducted by the person who will directly supervise him (for the CEO, the Chairman of the Board, and for the other Executives, the CEO).  The base salary will be determined personally for each Executive and shall express the skills of the candidate (including, among other things, his education, expertise, professional experience), his achievements, suitability with the intended position job requirements and the conditions in the relevant market for similar positions in similar companies, on the recruitment date.  The annual gross base salary (i.e., excluding any benefits and entitlements) shall not exceed US$450,000 for the CEO and US$330,000 for Executives other than the CEO.  The Executives’ salary may be linked to any relevant index.

6.1.1.2.
In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company’s performance, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive may include the following additional benefits and terms:

(a)	Pension

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	401(K) retirement plan

(g)	Disability insurance

(h)	Periodic medical examination

(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(j)
Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof

(k)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(l)	Sick days

(m)	Holiday and special occasion gifts

(n)	Recuperation pay

(o)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(p)	Payments or participation in relocation and related costs and expenses

(q)	Clothing allowance

(r)	Loans or advances (subject to Applicable Law)

(s)	Professional or academic courses or studies

(t)	Newspaper or online subscriptions

(u)	Professional literature

(v)	Professional membership dues or subscription fees

(w)	Professional advice or analysis (such as pension, insurance and tax)

(x)	Exculpation and indemnification

(y)
General directors’ and officers’ liability insurance (“D&O Insurance”) covering persons serving at present or in the future, from time to time, as directors and officers of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50 million for each D&O Insurance period; (ii) the annual premium for each D&O Insurance (including Side “A” coverage) shall not exceed US$500,000; (iii) the maximum aggregate deductible payable by the Company shall not exceed US$2 million and US$3 million maximum for a claim with respect to a merger and acquisition event; and (iv) the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

(z)
Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control

(aa)
Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Executive had he or she continued to be employed during the non-solicitation or non-compete period

(bb)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(cc)	Other benefits or entitlements mandated by Applicable Law

(dd)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Conditions

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of the period required by Applicable Law or three (3) months.

6.1.3.2.	Termination and Severance Payments

The Terms of Office and Engagement of an Executive may include the following termination payment (in addition to any mandatory severance payments under Applicable Law) in an amount that shall not exceed:

•	For the CEO – up to nine (9) monthly (gross) base salaries;

•
For an Executive other than the CEO – if the termination is within the first three years of employment or service – up to three (3) monthly (gross) base salaries; and if the termination is after the first three years of employment or service – up to nine (9) monthly (gross) base salaries.

When determining termination and severance payments, the Compensation Committee and Board shall take into consideration the Office Holder’s term of employment, the Office Holder’s compensation during employment with the Company, the Company’s performance during such period, the contribution of the Office Holder to achieving the Company’s goals and the circumstances of termination.

6.1.4.
Change-of-Control.  The Terms of Office and Engagement of an Executive may include a one-time payment of up to 100% of the Executive’s annual cash compensation (i.e., annual (gross) base salary and target annual bonus) in connection with a Transaction, as defined in the Equity Plan (as such term is defined below), subject to such other terms and conditions as the Committee and Board may determine.

6.2.	Variable Compensation

6.2.1.
The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that annual variable compensation (including, without limitation, plan-based annual bonuses and the value of equity, as set forth in Sections 6.2.4.16 and 6.3 hereof, special bonuses and sign- on bonus) may constitute up to 85% and 75% of the overall (combined fixed and variable) annual compensation, for the CEO and for other Executives, respectively.

6.2.1.
Variable compensation (cash and equity-based) may be subject to measurable and/or non-measurable criteria, provided that, subject to Section 6.2.1, (i) with respect to the CEO and any other Office Holder who is not subordinate to the CEO, only a non-material portion of the aggregate variable compensation may be based on non-measurable criteria (unless the aggregate variable compensation does not exceed three monthly salaries per year, in which case all of the variable compensation may be based on non-measurable criteria), while taking into account the contribution to the Company of such Office Holder; and (ii) with respect to any Office Holder who is subordinate to the CEO, up to 100% of the annual variable compensation awarded to such Office Holder may be based on non-measurable criteria, without limitation.

6.2.3.
Subject to Applicable Law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria and to determine and approve if and to what extent the measurable criteria have been achieved, provided that the criteria is consistent with this Policy:

Office Holder	Authorized Body
Office Holder other than the CEO and Director	CEO
CEO	Committee and Board
Director	Shareholders

Notwithstanding the foregoing, with respect to a Director, the Committee and Board may determine the measurable criteria provided that one of the following conditions apply:

(1)
All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the award must be based only on measurable criteria; (iii) the potential award is up to three monthly salaries; and (iv) the measurable criteria are approved in advance by the Committee and Board.

(2)
All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the Office Holder is serving in an operational position in addition to serving as a Director; and (iii) at the time of the approval, no Directors who are receiving from the Company criteria-based compensation (in their capacity as a Director or other Office Holder) shall participate in the approvals.

                         6.2.4.                 Bonuses.  Bonuses may include plan-based annual bonuses and other bonuses:

                                   6.2.4.1.        Annual Bonus

(a)
With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing any or all of the  criteria described in clause (b) below, subject to Sections 6.2.1 and 6.2.2.  The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year.

(b)	The criteria for the Bonus Plan will be categorized in three types, as follows:

•
Company Performance Criteria: Overall Company performance criteria (may be determined on a Company-wide or divisional basis), which are based on the following actual financial (whether GAAP or non-GAAP) and operational results, with the following weights assigned to such measures:

(i)
Until the Company commences product sales: achievement of clinical and/or R&D milestones; regulatory approvals; legal targets and quality objectives; success in raising capital; meeting the Company’s budget; business development goals; economic or strategic measures; execution of projects; and compliance with corporate governance goals.  Each such criteria may constitute up to 50% of the total Company performance criteria.

(ii)
Once the Company commences product sales: achievement of clinical and/or R&D milestones; regulatory approvals; legal targets and quality objectives; success in raising capital; meeting the Company’s budget; business development goals; economic or strategic measures; execution of projects; compliance with corporate governance goals; net revenues; sales; operating profit; earnings per share (EPS); and cash flow.  Each such criteria may constitute up to 35% of the total Company performance criteria.

•
Individual Performance Criteria: Quantitative individual performance criteria, which are based on the achievement of specific pre-defined goals determined for each individual Executive, in accordance with his or her position.

•
Managerial Appraisal: Qualitative individual performance criteria, which may be based on specific pre-defined competencies and behaviors for each individual Executive.  The evaluation of the performance of the CEO shall be performed by the Board and the evaluation of the performance of other Executives shall be performed by the CEO, considering the contribution of the Executive to the Company and its Affiliates and other considerations such as (without limitation) the need to retain an Executive with skills, know-how or unique expertise; the responsibilities imposed on an Executive; changes that occurred in the responsibilities imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and Executive’s contribution to an appropriate control environment and ethical environment.

The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to  another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(c)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(d)
The Bonus Plan may, but shall not be required to, include a minimum percentage of achievement of the performance criteria(s) for a given year that shall be required in order to pay any annual cash bonus to any Executive under the Bonus Plan for such calendar year, less than which threshold(s) will prevent any Executive from qualifying for an annual cash bonus in such calendar year. In such event, once the minimum threshold(s) are achieved, the formula for calculating the annual cash bonus payout at the end of the year for an Executive may result in a partial bonus payout in the event that an Executive achieves less than 100% of his or her performance criteria.

(e)
The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed 150% of the annual (gross) base salary for the CEO and up to 75% of the annual (gross) base salary of an Executive other than the CEO.

(f)	The authorized body shall be entitled to reduce or cancel an Executive’s annual bonus at his or its discretion.

(g)
An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least six months during the bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment commenced more than six month into the bonus year shall be entitled to a pro-rated bonus. An Executive whose employment terminated during a bonus year (including upon a change of control event) will be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

                                   6.2.4.2.         Special Bonuses

(a)
The Terms of Office and Engagement of an Executive may include other bonuses (cash bonus or equity award) payable under special and exceptional circumstances (“Special Bonuses”).  Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as, without limitation, execution of projects not within the scope of the annual work plan, exceptional and extraordinary efforts to execute a project within the scope of the annual work plan and exceptional contribution to the Company’s success and promotion of its goals).

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary (in addition to any annual bonus or Sign-on Bonus (as defined below) (if any)).

                                    6.2.4.3.         Sign-on Bonus

(a)
The Terms of Office and Engagement of a newly hired Executive may include a signing bonus (the “Sign-on Bonus”).  Sign-on Bonuses shall be determined taking into consideration market considerations and the specific circumstances of the newly hired Executive.

(b)
The Sign-on Bonus payable to a newly hired Executive may be up to 30% of such Executive’s annual base salary for the first year of employment (in addition to any annual bonus or Special Bonus (if any)).

               6.3.       Equity-Based Compensation

6.3.1.
Equity awards will be made in the manner prescribed by the Company’s 2015 Equity Incentive Plan (including the United States Sub-Plan thereto), as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”).  These may include: options to purchase shares of the Company, share appreciation rights, restricted share units, restricted share awards, performance based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

6.3.2.
The maximum value of all equity awards, in the aggregate, that are granted to a particular Executive on an annual basis shall not exceed 400% of the annual base salary of that Executive in the case of the CEO and 200% of the annual base salary of that Executive in the case of all other Executives.  The maximum value of all equity awards shall be determined as of the date(s) of grant, other than cash-settled equity awards, which shall be determined as of the date(s) of payment. To determine the maximum annual value of an equity award as of the grant date, the aggregate fair value of the equity award is measured at the grant date in accordance with the accounting treatment in the financial statements and is spread over the vesting period according to generally accepted accounting principles.

6.3.3.
Equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than three (3) years (including periodic vesting dates during such period), with a minimum period of one (1) year prior to the vesting of the first tranche of equity awards granted to Executives.  Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. As set forth in the Equity Plans, the Equity Plan administrator shall also have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and adjustments may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law.  The maximum term of any equity award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.
With respect to an equity award under the Equity Plan that includes an exercise price – the exercise price shall not be lower than the average closing price of the Company’s ordinary shares on the NASDAQ Stock Market during the 30 trading days prior to the date of grant of the award.

6.3.5.
In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment or adjustment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment or adjustment may be applied also to Executives that constitute part of the same group, subject to obtaining all approvals required under Applicable Law.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.3.7.
The Company may approve to continue the vesting and/or the exercise eligibility of an Executive’s equity awards after termination of such Office Holder’s service or engagement, in accordance with the provisions of the Equity Plans.

6.4.
Subject to Applicable Law, a non-material amendment to the terms of office and engagement of an Office Holder who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

7.	Components of Terms of Office and Engagement of a Director

7.1.	Director Compensation

The Terms of Office and Engagement of a Director (including an External Director, if any is serving on the Board) may include a combination of all or any part of the following components.  In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (if any is serving on the Board) shall be subject to and determined in accordance with the Companies Law and regulations promulgated thereunder.

Except as set forth in this Section 7, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this Policy.

7.1.1.	Fees and benefits

                                            7.1.1.1.        Fees

7.1.1.1.1.
Periodic Fees.  Fees payable with respect to a period of service on the Board and/or any committee thereof, typically an annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement. The periodic fees shall not exceed an amount reflecting an annual fee of (i) US$30,000 for service on the Board; (ii) US$7,500 for service on the Audit Committee of the Board; (iii) US$5,000 for service on the Committee; and (iv) US$2,500 for service on any other committee of the Board.

7.1.1.1.2.
Per Meeting Fees.  A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent~~;~~. The per meeting fee (the “Per Meeting Fee”) shall not exceed US$1,000. Different Per Meeting Fees may be determined for participation in person, through a telephone call or through a written consent;

7.1.1.1.3.
Chairman Fee.  A fee may be payable to the chairman of the Board (who is not an Active Chairman, which is determined in accordance with Section 7.2) and/or any committee of the Board (in addition to the periodic fees and/or per meeting fee) in an amount that shall not exceed an annual fee of (i) US$10,000 for service as Chairman of the Board; (ii) US$5,000 for service as Chairman of the Audit Committee of the Board; and (iii) US$2,500 for service as Chairman of any other committee of the Board.

7.1.1.2.	Reimbursement of expenses, including travel, stay and lodging;

7.1.1.3.	Insurance (as set forth in clauses (y) and (z) of Section 6.1.2), exculpation and indemnification;

7.1.1.4.	Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.1.5.	Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.1.2.	Equity Awards

The provisions of Section 6.3 shall apply to awards of equity grants to Directors, except that (i) equity awards to Directors shall not be required to have a minimum period of one year prior to the vesting of the first tranche~~.~~; and (ii) the maximum value of all equity awards, in the aggregate, that are granted to a particular Director on an annual basis shall not exceed 400% of the annual fee (including for service on the Board and any committee thereof and for service as a Chairman of the Board and any committee thereof, but excluding any Per Meeting Fees) of that Director.

           7.2.           Compensation of an Active Chairman of the Board

An “Active Chairman” means a Chairman of the Board whom has been declared as such in view of increased involvement in the Company’s activities and increased time investment in the performance of such position compared to other members of the Board.

In the event that the Chairman of the Board is an Active Chairman, then his or her compensation in such capacity may be up to two (2) times each of the cash and equity and other compensation and benefits to which the other Directors are entitled in their capacity as Directors pursuant to Section 7.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company’s activities and the time invested by the Active Chairman in the performance of such position.

8.	Recoupment

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements.  The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than three years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case~~.~~, subject to Applicable Law.  Nothing in this Section 8 shall derogate from or limit any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	Effectiveness; Term

9.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2.
The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceases to be a Public Company.

10.	Non-Exclusivity of this Policy

10.1.
Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2.	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction.  Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

12.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Amended by the Company’s Board of Directors:  ____, 2019